UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-229083, 333-219614 and 333-212432).

As previously disclosed, on December 30, 2019, Cellect Biotechnology Ltd. (the “Company”) convened a special general meeting of its shareholders, however due to a lack of quorum, the meeting was adjourned to Monday, January 6, 2020 at 11:00 a.m. (Israel Time) at the offices of the Company’s legal counsel Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak. No changes have been made in the proposals to be voted on by shareholders at the meeting. The Company’s proxy statement and other materials filed by the Company with the SEC remain unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY LTD.

Date: December 30, 2019	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

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